SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

?
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________

Commission File Number    1-5415

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN
(Employer Identification Number 36-0879160, Plan Number 002)
(Full title of plan)

A. M. CASTLE & CO.
(Name of issuer of securities held pursuant to the plan)

3400 North Wolf Road; Franklin Park, Illinois 60131
(Address of principal executive offices of issuer of securities)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. EMPLOYEES’ PROFIT SHARING PLAN

Date:	BY: /s/ Paul J. Winsauer
Plan Administrator

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan administrator & participants in the
A.M. Castle & Co.
     Employees' Profit Sharing Plan
Franklin Park, Illinois

We have audited the accompanying statement of net assets available for benefits of the A. M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 were audited by other auditors whose report dated June 20, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A. M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The accompanying supplemental schedules listed on the contents page are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

                                                    Crowe Chizek and Company LLC

Oak Brook, Illinois
June 15, 2004

.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002

ASSETS
Current assets
Participant-directed investments	$62,584,279	$56,965,420
Nonparticipant-directed investments (Note 3)	2,083,084	1,433,396

Total current assets	64,667,363	58,398,816

Receivable
Employer contribution Participant contributions	21,425	23,485
Accrued investment income	130,223	126,101
	4,306	-

Total receivables	155,954	149,586

Total Assets	64,823,317	58,548,402

LIABILITIES
Other payables	5,500	52,307

NET ASSETS AVAILABLE FOR BENEFITS	$64,817,817	$58,496,095

See accompanying notes to financial statements. .

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$8,736,611
Interest	111,401
Dividends	375,540
Total investment income	9,223,552
Contributions
Employer	316,643
Participant	1,971,613
Rollovers	56,358
Total contributions	2,344,614

Total additions	11,568,166

Deductions from net assets attributed to:
Benefits paid to participants	(5,227,221)
Administrative fees	(19,223)
Total deductions	(5,246,444)

Net increase	6,321,722

Net assets available for benefits
Beginning of year	58,496,095

End of year	$64,817,817

See accompanying notes to financial statements. .

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

The following description of the A. M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible non-union employees and eligible (salaried and non-salaried) employees to participate in the earnings of A. M. Castle & Co. in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution profit-sharing and 401(k) plan available to salaried and other eligible employees of A. M. Castle & Co. and certain of its subsidiaries (collectively referred to as "the Company"). Eligible employees of the Company can become participants in the Plan upon completion of 30 days of service for the 401(k) portion of the Plan and one year of service for the profit-sharing portion of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee: ABN AMRO is the trustee of the Plan. The Plan's trust fund is administered under the terms of certain trust agreements between the Company and ABN AMRO. The trust agreements provide, among other things, that the trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the period.

Participant Accounts: Each participant may contribute up to 17% of the participant's pretax compensation if they are a non-union employee of A. M. Castle & Co., 16% if they are an employee of Oliver Steel Plate Corporation, and 10% if a member of the United Steel Workers of America ("USWA"), as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations. Contributions up to 5% of the participant's after-tax compensation, as defined by the Plan, can also be made; however, combined pretax and after-tax contributions can be no more than 17% if they are a non-union employee of A. M. Castle & Co., 16% if they are an employee of Oliver Steel Plate Corporation and 15% if a member of the USWA. Similar to pretax contributions, the earnings on these contributions accumulate on a tax-deferred basis. Participants direct the investment of their participant contributions among various investment options offered by the Plan, including the common stock of the Company.
(Continued) .

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

Employer Contributions: The employer's matching contribution for non-union employees is 25% of each dollar the employee contributes to the Plan up to the first 6% of the participant's pretax compensation. The employer's matching contribution for employees of Oliver Steel Plate Corporation is 50% of each dollar the employee contributes to the plan up to the first 6% of the participant's pretax compensation. Additionally, the Company may also make profit-sharing contributions. The employer's profit-sharing contribution to the Plan is determined at Company management's discretion as defined by the Plan. USWA members are not eligible for Company matching or profit-sharing contributions. There was no Company profit-sharing contribution for the year ended December 31, 2003. Company contributions are invested directly into A. M. Castle & Co. common stock.

Company profit-sharing contributions are allocated to participants' accounts in the ratio of their yearly covered compensation to the total of all participants' yearly covered compensation.

Vesting: Participant contributions and earnings thereon are at all times 100% vested. For employer matching and profit-sharing contributions to the Plan and any earnings thereon, participants, after completing one calendar year of service, will be one-third vested. Upon completion of three years of service, participants will become two-thirds vested in the matching portion of the Plan until completion of five years of service, at which time they will become fully vested in both the matching and profit-sharing portions of the Plan. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's disability or death.

Forfeitures: Employer contributions may be reduced by the amount of employee forfeitures. The amount of forfeitures, which reduced employer contributions, for the year ended December 31, 2003 was $27,268. At December 31, 2003, there were unallocated forfeitures of $114,591.

Allocations of Income: Earnings of the Plan, as defined, are allocated to participants' accounts based on the proportion of each participant's account balance within each fund to the total account balance.

Participant Loans: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances from the amount in their accounts for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at two percentage points above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter.
(Continued) .

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

Loans are secured by the balance in the participant's account. Upon termination of employment, participant loans (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits: Distributions from the Plan will not be made until a participant retires, dies, or otherwise terminates employment with the Company. Distributions are made in cash in a lump sum or on an installment basis or can be rolled over to another plan or an individual's IRA account. Distributions are recorded when paid.

Basis of Accounting: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Net appreciation in fair value of investments is calculated as the difference between market value at January 1 or date of purchase, if subsequent to January 1, and market value at year end.

Investments are stated at fair value, based on quoted market prices as of the last day of the year. Interest and dividends earned on investments but not yet received are included in the statements of net assets available for benefits. Participant loans are valued at the outstanding loan balances.

Contributions: Participant contributions are recorded on the accrual basis.

Benefit Payments: Benefit payments to participants are recorded upon distribution. There are no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2003 and 2002.
(Continued) .

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
NOTE 1 - DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES (Continued)

Administrative Expenses: Administrative and trustee expenses are allocated to participants' accounts based on the proportion of each participant's account balance to the total of all account balances.

NOTE 2 - INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2003	2002

Mutual funds
ABN AMRO Income Plus Fund	$20,806,342	$22,175,084
Montag & Caldwell Growth Income Fund*	7,604,127	6,962,638
PIMCO Equity Income Fund*	7,830,090	7,058,979
John Hancock Core Equity II Fund*	8,777,569	7,163,204
Vanguard Wellesley Balanced Fund	7,000,034	6,659,568
Vanguard Institutional Index (S&P 500 Index)	3,343,473	-

* Investment part of the A. M. Castle & Co. Equity Fund

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Common Stock	$773,260

Mutual funds
A. M. Castle & Co. Equity Fund	4,481,324
ABN AMRO Income Plus Fund	918,895
RS Emerging Growth Fund	844,650
Vanguard Institutional Index Fund (S&P 500 Index Fund)	601,303
Vanguard Wellesley Balanced Fund	353,381
American Europacific Growth Fund	206,759
PIMCO NFJ Advisors Dividend Value Fund	146,038
Montag & Caldwell Growth Income Fund	51,001

Total mutual funds	7,603,351

Net appreciation of investments	$8,736,611

(Continued) .

A. M. CASTLE & CO. EMPLOYEES' PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2003 and 2002
NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

The A. M. Castle & Co. Common Stock Fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the A. M. Castle & Co. Common Stock fund is as follows:

	2003	2002

Net assets
A. M. Castle & Co. Common Stock	$1,961,621	$1,426,556
Investor Money Market	118,663	7,275
Receivables	2,800	2,568

Total net assets	$2,083,084	$1,436,399

Changes in net assets
Net appreciation in fair value of investments	$773,260
Participant contributions	52,587
Employer contributions	6,536
Loan activity	(8,707)
Benefits paid to participants	(180,283)
Administrative expenses	(230)
Transfer to other funds	3,522

Net change	646,685

Common Stock Fund, beginning of year	1,436,399

Common Stock Fund, end of year	$2,083,084

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 2002 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 5 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, no part of the trust fund shall revert to the Company. The trust fund shall be distributed to the participants and beneficiaries as of the date of termination in the ratio that the credit balance in their accounts bears to the total credit balance of the accounts of all participants.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

ABN AMRO acts as trustee for the Plan and manages its investments. Certain fees were paid from the Plan to ABN AMRO for trustee and recordkeeping services, which qualify as party-in-interest transactions. Additionally, certain plan investments are shares of a mutual fund managed by the trustee, ABN AMRO. Transactions in such investments, including loans made to plan participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

As described in Note 1, the Plan invests in the common stock of the plan sponsor, A. M. Castle & Co., which also qualify as a party-in-interest investment. The Plan held 268,707 shares and 313,529 shares of A. M. Castle & Co. stock at December 31, 2003 and 2002, respectively. The fair value of those shares held at December 31, 2003 and 2002 was $1,961,621 and $1,426,556, respectively.

.

SUPPLEMENTARY INFORMATION

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-087916
Three-digit plan number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

*	A. M. Castle & Co.	AM Castle & Co. Common Stock	$3,051,621	$1,961,621
*	ABN AMRO	Investor Money Market	118,663	118,663

		A. M. Castle & Co. Common Stock Fund	3,170,284	2,080,284

	Montag & Caldwell	M & C Growth Income Fund	**	7,604,127
	PIMCO	Equity Income Fund	**	7,830,090
	John Hancock	Core Equity II Fund	**	8,777,569
*	ABN AMRO	Liquidity Fund	**	17,314

		A. M. Castle & Co. Equity Fund	**	24,229,100

*	ABN AMRO	Income Plus Fund, Class E	**	20,806,342

	Montag & Caldwell	M&C Growth Fund	**423,961
	PIMCO NFJ Advisors	Dividend Value Fund	**	1,051,008
	American Funds	Europacific Growth Fund	**	1,114,051
	RS Investments	Emerging Growth Fund	**	2,903,302
	Vanguard Wellesley	Balanced Fund	**	7,000,034

	Vanguard Institutional Index	S&P 500 Index Fund	**	3,343,473

*	Loans to Participants	Maturing 2004 through 2008, at interest rates of 5% to 10.5%	**	1,713,008

	TOTAL INVESTMENTS			$64,664,563

*   Represents a party-in-interest.

**   Cost information is not required for participant-directed investments and therefore is not included.

10.

A. M. CASTLE & CO.
EMPLOYEES' PROFIT SHARING PLAN

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT DEPOSITS OF
PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2003

Name of plan sponsor: A. M. Castle & Co. Employer identification number: 36-087916 Three-digit plan number: 002

Participant contributions of the current plan year not deposited into the plan within the time period described in 29CFR 2510.3-102	$-

Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	-

Delinquent deposits of current plan year participant Contributions constituting prohibited transactions	-

Delinquent deposits of prior year participant contributions not fully corrected	6,970 (1)

Total delinquent deposits of participant contributions constituting prohibited transactions	$6,970

(1)   Of this amount, $6,970 will be fully corrected outside of the VFC Program.

11.

A. M. CASTLE & CO.EMPLOYEES' PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan administrator & participants in
A. M. Castle & Co.
Employees' Profit Sharing Plan
Franklin Park, Illinois

We have audited the accompanying statement of net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan ("the Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 15, 2004

A. M. CASTLE & CO.EMPLOYEES' PROFIT SHARING PLAN

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 33-30545 and No. 33-37818 on Form S-8 of the A. M. Castle & Co. of our report dated June 15, 2004 appearing in this Annual Report on Form 11-K of the A. M. Castle & Co. Employees’ Profit Sharing Plan for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2004

A. M. CASTLE & CO.EMPLOYEES' PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in A. M. Castle & CO. Employees' Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan (the "Plan") as of December 31, 2002. This financial statement is the responsibility of the Plan's management Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform. the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statement referred to above presents fairly in all material respects, the net assets available for benefits of A. M. Castle & Co. Employees' Profit Sharing Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 20, 2003

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-30545 and 33-37818 of A. M. Castle & Co. on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of A. M. Castle & Co. Employees Profit Sharing Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 28, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of A. M. Castle & Co. Employees’ Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul J. Winsauer, Plan Administrator of the Plan, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.

/s/ Paul J. Winsauer

Paul J. Winsauer Plan Administrator June 25, 2004